UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Resignation of Directors and Re-designation of Chief Executive Officer

Resignation of Directors

On June 4, 2026, Mr. Han YAN (“Mr. Yan”) resigned as a director and chief executive officer of Ming Shing Group Holdings Limited (the “Company”) and Mr. Dongjie LAO (“Mr. Lao”) resigned as an independent director, chairman of the compensation committee, member of the nominating and corporate governance committee and member of the audit committee of the Company. Mr. Yan and Mr. Lao have indicated their resignation are for personal reasons and not due to any disagreement with the Company.

Following Mr. Lao’s resignation, on the same date, the Board has approved the re-designation of Ms. Tianhang Zhao as chairman of the compensation committee to fill the vacancy created by the resignation of Mr. Lao.

Re-designation of Chief Executive Officer

Following Mr. Yan’s resignation, on the same date, the Board has approved the re-designation of Mr. Zhijun Pan as Chief Executive Officer of the Company, effective June 4, 2026.

The Company would like to state that the appointment of Mr. Pan as Chief Executive Officer of the Company is temporary until a more suitable candidate has been identified. The Company has commenced the process to identify and screen individuals qualified to become the Company’s Chief Executive Officer. The Company will provide an update when a new Chief Executive Officer has been appointed.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 4, 2026 - Ming Shing Group Holdings Limited Announces Departure of Directors and Re-designation of Chief Executive Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: June 4, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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